Exhibit 2

Grown Rogue Announces Investments of US$650,000

NOT FOR DISTRIBUTION IN THE U.S. OR OVER U.S. NEWSWIRES

Medford, Oregon, January 19, 2021 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a multi-state cannabis company with operations and assets in Oregon and Michigan, is pleased to announce that it has received total investment commitments of up to US$400,000 in a non-brokered private placement that will be completed in two tranches (the “Offering”). In addition, Golden Harvests, LLC, (“Golden Harvests”) a Michigan-based cannabis operator for which the Company holds an option to acquire a controlling interest, closed a US$250,000 debt investment.

The first tranche of the Offering for gross proceeds of approximately $US200,000 was completed on January 19, 2021 with 2,031,784 common shares being issued by Grown Rogue at a price of CDN $0.125. Under the second tranche, units of Grown Rogue (the “Unit”), for gross proceeds of approximately US$200,000, will be offered at the greater of CDN$0.125 or and the 10 trading day VWAP prior to the date of the second tranche closing (the “Second Tranche Issuance Price”). Each Unit under the second tranche closing will be comprised of one common share of the Company one whole common share purchase warrant (each, a “Warrant”) entitling the holder to purchase one common share of the Company at an exercise price equal to the 25% premium of the Second Tranche Issuance Price for a period of two years after the second tranche closing. The Company has the right to accelerate the expiry date of the Warrants to be thirty (30) days following written notice to the holder if during the term the common shares of the Company close at, or above, a price that is double the Second Tranche Issuance Price on each trading day for a period of ten (10) consecutive trading days. The second tranche closing shall be completed within 120 days of the date of the first trance closing. The funds will be used to satisfy certain option payments due to Golden Harvests and for general corporate purposes.

In addition, Golden Harvests issued an unsecured promissory note (“Note”) in the amount of $250,000. Terms of the note include 10% interest, payable monthly and a 3-year maturity. Also, Golden Harvests will make payments in months 39, 42, 45, and 48 that will double the principal investment (minus any interest paid). The terms of the Note require 400,000 common shares of Grown Rogue to be issued to the holder within 90 days at market price at the time of issuance. The funds will be used for continued expansion of the Golden Harvests 80,000 sq foot facility located in Bay City, Michigan.

“We are delighted to start the year with investments above our trading price and receive market confidence that our business strategy continues to demonstrate growth,” said Obie Strickler, Grown Rogue’s Chief Executive Officer. “This investment provides us the funds to satisfy option payments for the acquisition and controlling interest of Golden Harvests as well as our continued expansion of the Bay City facility in an effort to meet the growing demands of the Michigan market.”

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a vertically-integrated, multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning grow team, state of the art indoor and outdoor manufacturing facilities, and consumer insight based product categorization, to create innovative products thoughtfully curated from “seed to experience.” The Grown Rogue family of products include sungrown and indoor premium flower, along with nitro sealed indoor and sungrown pre-rolls and jars.

FORWARD LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

SAFE HARBOR STATEMENT

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. Not for distribution to U.S. Newswire Services or for dissemination in the United States. Any failure to comply with this restriction may constitute a violation of U.S. Securities laws.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler Chief Executive Officer obie@grownrogue.com Investor Relations Desk Inquiries invest@grownrogue.com (458) 226-2100

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